Manthey Redmond Corporation

10940 Wilshire Boulevard, Suite 1600

Los Angeles, CA 90024

December 10, 2012

Via EDGAR and Overnight Delivery

Mr. Kevin L. Vaughn

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, DC 20549

Division of Corporate Finance

Re:	Manthey Redmond Corporation

Amendment No. 1 to Form 10-K for the Year Ended December 31, 2011

Filed November 16, 2012

Form 10-Q filed November 14, 2012

File No. 333-161600

Dear Mr. Vaughn,

On behalf of Manthey Redmond Corporation (the “Company”), we are responding to the Staff’s letter dated December 3, 2012 (the “Comment Letter”), relating to the above-referenced filings. In response to the comments set forth in the Comment Letter, we have provided responses to the questions raised by the Staff. For your convenience, we have repeated the Staff’s comments below in bold face type before each of our responses below. The numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. References to “we,” “our” or “us” mean the Company or its advisors, as the context indicates.

Amendment No. 1 to Form 10-K for the Year Ended December 31, 2011

Item 8. Consolidated Financial Statements and Supplementary Data, page 13

Report of Independent Registered Public Accounting Firm, page F-1

1.	We note the revisions made in response to prior comment 4. However, your revisions inappropriately removed reference to the audit of the consolidated statements of operations, changes in stockholders’ deficit and cash flows for the year s ended December 31, 2011 and 2010. Please further amend the filing to include an audit report that opines on all financial statements in the filing. For example, the audit report should express an opinion on the consolidated results of operations and cash flows for the years ended December 31, 2011 and 2010 and for the period from April 20, 2009 (date of inception) through December 31, 2011.

In response to the Staff’s comment, our independent accountant has revised its report to specifically mention the covering periods of its opinions on the consolidated results of operations and cash flows for the years ended December 31, 2011 and 2010 and for the period from inception (April 20, 2009) to December 31, 2011.

Item 9A. Controls and Procedures, page 14

2.	We note the revisions made in response to prior comment 5. However, the language regarding the framework used to evaluate the Company’s internal control over financial reporting was inappropriately inserted in the disclosure regarding the Company’s disclosure controls and procedures (Item 9A, part (a)). Disclosure of the framework used by management should be included in Management’s Annual Report on Internal Control over Financial Reporting (Item 9A, part (b)). Please revise to relocate the disclosure of the framework used by management to the appropriate location.

In response to the Staff’s comment, we have revised to relocate the disclosure of the framework used by management from Item 9A, part (a) to Item 9A, part (b).

Form 10-Q for the period ended September 30, 2012

3.	We note your response to prior comment 1. In addition to revising your Form 10-K, please ensure that your future applicable filings avoid the implication that you have a class of securities registered under Section 12 of the Exchange Act or are otherwise required to file reports. We note, for example, that a box you checked on the cover page of the Form 10-Q filed November 14, 2012 indicates you are required to file reports under either Section 13(a) or 15(d) of the Exchange Act.

In response to the Staff’s comment, we will ensure that our future applicable filings avoid the implication that we have a class of securities registered under Section 12 of the Exchange Act or are otherwise required to file reports, and avoid checking a box on the cover page of Form 10-Q to indicate that we are required to file reports under either Section 13(a) or 15(d) of the Exchange Act going forward.

The Company acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may now assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

MANTHEY REDMOND CORPORTION

By:	/s/ Steven Charles Manthey
Steven Charles Manthey
Director, President and Chief Executive Officer

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